U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form F-X/A

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

EXPLANATORY NOTE

The Registrant is filing this Amendment to Form F-X to report a change in the address of the U.S. Agent for Service of Process previously appointed by the Registrant in connection with multiple Forms filed by the Registrant with the Commission, as listed below in Item C (the “Applicable Forms”). The Registrant hereby amends each Form F-X initially filed by the Registrant contemporaneously with an Applicable Form.

A.	Name of issuer or person filing (“Filer”):	Canadian National Railway Company

B.	(1) This is (check one):

☐ An original filing for the Filer.

☒ An amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Canadian National Railway Company

Form type:	Multiple form types as set forth in the table below.

File number (if known):	Multiple file numbers as set forth in the table below.

Filed by:	Canadian National Railway Company

Date filed (if filed concurrently, so indicate):	Multiple dates as set forth in the table below.

Form Type:	File Number (if known):	Date Filed (if filed concurrently, so indicate):

Form F-10	333-264684	May 5, 2022
Form F-10	333-236376	February 11, 2020
Form F-10	333-223014	February 13, 2018
Form F-10	333-208547	December 15, 2015
Form F-10	333-192522	November 25, 2013
Form F-9	333-177633	October 31, 2011
Form F-9	333-147725	November 30, 2007
Form F-9	333-133703	May 1, 2006
Form F-9	333-109866	October 21, 2003

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

Canadian National Railway Company 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 (514) 399-5430

E.	The Filer designates and appoints

C T Corporation System (“Agent”)

located at:

28 Liberty Street New York, New York 10005 (212) 590-9070

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on each of the Forms listed above in the table in Item C of this Form on the respective dates listed therein or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Forms listed above in the table in Item C of this Form, as applicable; the securities to which such Forms relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, and Country of Canada this 20th day of July, 2022.

Canadian National Railway Company
Filer

By:	/s/ Sean Finn
	Name:	Sean Finn
	Title:	Executive Vice-President Corporate Services and Chief Legal Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

C T Corporation System
as Agent for Service of Process of Canadian National Railway Company in the United States.

By:	/s/ Brian LeFevre
	Name:	Brian LeFevre
	Title:	Account and Relationship Manager
	Date:	July 20, 2022